                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   SCHEDULE TO


                                 (RULE 14d-100)


            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                                 AMENDMENT NO. 2


                                TCSI CORPORATION
                       (Name of Subject Company (Issuer))


                          ROCKET ACQUISITION SUB, INC.
                                    (OFFEROR)
                              ROCKET SOFTWARE, INC.
                               (PARENT OF OFFEROR)
                            (Names of Filing Persons)


                     COMMON STOCK, PAR VALUE $0.10 PER SHARE
                         (Title of Class of Securities)


                                    87233R106
                      (CUSIP Number of Class of Securities)


                                 JOHAN MAGNUSSON
                              ROCKET SOFTWARE, INC.
                               2 APPLE HILL DRIVE
                           NATICK, MASSACHUSETTS 01760
                             TELEPHONE: 508-655-4321
                            TELECOPIER: 508-652-4777
      (Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)


                                 WITH COPIES TO:

               Peter M. Moldave, Esq.                               Robert S. Townsend, Esq.
           Lucash, Gesmer & Updegrove LLP                            Russell J. Wood, Esq.
                  40 Broad Street                                   Morrison & Foerster LLP
            Boston, Massachusetts 02109                                425 Market Street
              Telecopier: 617-350-6878                          San Francisco, California 94105
                                                                   Telecopier: (415) 268-7522


                      -------------------------------------


                            CALCULATION OF FILING FEE

          TRANSACTION VALUATION(1)              AMOUNT OF FILING FEE(2)
          ------------------------              -----------------------
                $10,722,066                              $987


----------------------

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, based on the product of (i) $0.52 (i.e. the tender offer price) and (ii) 20,619,357, the maximum number of shares of TCSI common stock to be acquired in this tender offer and the merger (including 64,109 shares issuable upon exercise of TCSI stock options with a per share price equal to or less than the tender offer price).

(2) Filing fee previously paid. The amount of the filing fee, calculated in accordance with Rule 0-11(a)(2) under the Securities and Exchange Act of 1934, as amended, and Fee Rate Advisory No. 6 issued by the Securities and Exchange Commission on October 18, 2002, equals 0.0092% of the transaction valuation.

/ / Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.

/ / Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

/X/      third-party tender offer subject to Rule 14d-1.

/ /      issuer tender offer subject to Rule 13e-4.

/ /      going-private transaction subject to Rule 13e-3.

/ /      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

         This Amendment No. 2 to the Tender Offer Statement on Schedule TO (the "Schedule TO") filed initially with the Securities and Exchange Commission on November 19, 2002, relates to the offer by Rocket Acquisition Sub, Inc., a Nevada corporation (the "Purchaser") and a wholly owned subsidiary of Rocket Software, Inc., a Delaware corporation ("Rocket"), to purchase all of the outstanding shares of common stock, par value $0.10 per share (the "Shares") of TCSI Corporation, a Nevada corporation ("TCSI"), at a purchase price of $0.52 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, each dated November 19, 2002, of the Purchaser previously filed as Exhibits (a)(1) and (a)(2), respectively, to the Schedule TO.

ITEMS 1-9 AND ITEM 11

         On December 19, 2002, Rocket issued a press release announcing that it has extended the expiration date of the Offer to 12:00 midnight, Boston time, on Thursday, December 26, 2002 and reducing the minimum number of shares required to be tendered in the offer to 51% of the outstanding shares on a fully diluted basis. As of the initial expiration date of the Offer, approximately 12,815,704 shares of TCSI common stock (not including 177,411 shares tendered pursuant to Notices of Guaranteed Delivery) have been tendered and not withdrawn pursuant to the tender offer, representing approximately 62.35% of the outstanding shares. The reduction in the minimum number of shares required to be tendered was made in order to facilitate the completion of the offer in light of the number of shares tendered to date and the terms of the Merger Agreement between Rocket, Rocket Acquisitions Sub, Inc. and TSCI. A copy of the press release is attached hereto as Exhibit
(a)(10) and is incorporated herein by reference.

ITEM 12

         (a)(10) Press Release issued by Rocket Software, Inc. on December 19, 2002.

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             ROCKET ACQUISITION SUB, INC.

                                         By: /s/ Johan Magnusson
                                             ----------------------------------
                                             Name:  Johan Magnusson
                                             Title: President

                                             ROCKET SOFTWARE, INC.

                                         By: /s/ Johan Magnusson
                                             ----------------------------------
                                             Name:  Johan Magnusson
                                             Title: Chief Operating Officer and
                                                    Vice President

Dated:  December 19, 2002

                                INDEX TO EXHIBITS

       EXHIBIT NO.         DOCUMENT
       -----------         --------
       (a)(10)             Press Release issued by Rocket Software, Inc. on
                           December 19, 2002